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                                                                     EXHIBIT 8.1
                                February 26, 2001

REGIONS FINANCIAL CORP.
417 North 20th Street
Birmingham, Alabama  35203

Salomon Smith Barney Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Keegan & Company, Inc.
Morgan Stanley & Co. Incorporated
UBS Warburg LLC
     as representatives of the several underwriters named in
     the Underwriting Agreement
c/o Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York  10013

Ladies and Gentlemen:

         We have acted as special tax counsel to Regions Financial Corporation ("Regions") in connection with the issuance of junior subordinated debentures and Trust Preferred Securities by Regions Financing Trust I and the filing of a prospectus supplement under Section 424(b) of the Securities Act of 1933. The junior subordinated debentures will be issued pursuant to an amended and restated trust agreement between Regions and Regions Financing Trust I and the trustees named therein. Capitalized terms herein used and not otherwise defined shall have the meanings set forth in the Underwriting Agreement, dated as of February 16, 2001.

         We have reviewed copies of (1) the Prospectus and the Prospectus Supplement and (2) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. We have also relied upon, and assumed the accuracy of, certain representations made to us by Regions. We have further assumed (i) that all documents submitted to us as originals are authentic, (ii) with respect to all documents supplied to us as drafts, that the final, executed versions of such documents are identical in all material respects to the versions most recently supplied to us, (iii) that each such final version (when executed) is valid and enforceable in accordance with its terms, and (iv) that the Trust Preferred Securities will be sold at the offering price stated on the cover of the Prospectus Supplement.

         Based on the foregoing, we are of the opinion that, (i) the junior subordinated debentures will be held by Regions Financing Trust I will be classified for United States federal income tax purposes as indebtedness of Regions; (ii) Regions Financing Trust I will be classified for United States federal income tax purposes as a grantor trust and will not be subject to tax as a corporation; and (iii) the discussion of the United States Federal Income Tax Consequences in Prospectus Supplement constitutes a fair and accurate summary of the matters


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discussed therein in all material respects. In rendering this tax opinion, we have considered the current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, judicial decisions and Internal Revenue Service rulings, all of which are subject to change, which changes may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. There can be no assurance, moreover, that any of the opinions expressed herein will be accepted by the Internal Revenue Service, or, if challenged, by a court.

         This opinion is solely for your benefit and may not be distributed to or relied upon by any other person without our prior written consent. We do not undertake to advise you of any changes in the opinions expressed herein or in the discussion of "Certain United States Federal Income Tax Consequences" contained in the Final Prospectus resulting from matters that might hereafter arise or be brought to our attention.




                                    Sincerely,

                                    ALSTON & BIRD LLP


                                    By: /s/ Alston & Bird LLP
                                       --------------------------------
                                       A Partner


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